# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iBio, Inc., CIK 0001420720
CUSIP: 451033708
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11750 Sorrento Valley Road, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 08/19/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001999371-25-012053
Filed by CIK 0001773195

## Reporting persons
- Affinity Asset Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,181,420; sole dispositive power 0; shared dispositive power 2,181,420; aggregate amount beneficially owned 2,181,420 (9.99% of the class)
- Affinity Healthcare Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,181,420; sole dispositive power 0; shared dispositive power 2,181,420; aggregate amount beneficially owned 2,181,420 (9.99% of the class)

## Item 1. Issuer
Name of issuer: iBio, Inc.
Address of issuer's principal executive offices: 11750 Sorrento Valley Road, Suite 200, San Diego, California, 92121

## Item 2. Person Filing
Name of person filing:
Affinity Asset Advisors, LLC
Affinity Healthcare Fund, LP
Address of principal business office or, if none, residence:
450 Park Avenue
Suite 1403
New York, NY 10022
Citizenship: Affinity Asset Advisors, LLC and Affinity Healthcare Fund, LP - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This amendment is being filed to correct the number of shares of Common Stock of the Issuer beneficially owned by the reporting persons after giving effect to the Beneficial Ownership Limitation (defined below).

Affinity Asset Advisors, LLC (the "Advisor") is the investment manager of Affinity Healthcare Fund, LP (the "Fund") and exercises investment discretion with regard to the securities reported herein. The Advisor may be deemed to be the beneficial owner of the securities reported herein owned by the Fund by virtue of its position as investment manager of the Fund. The Fund and the Advisor have the shared power to vote or to direct the vote and to dispose or direct the disposition of the securities reported herein.

As of August 26, 2025, the Fund beneficially owned an aggregate of 2,181,420 shares of Common Stock of the Issuer, issuable upon exercise of warrants (the "Warrants") within the next sixty (60) days, after giving effect to a beneficial ownership limitation of 9.99% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to the issuance of the shares issuable upon exercise of the Warrants (the "Beneficial Ownership Limitation"). The percentage set forth in Row 11 of the cover page for each reporting person, as well as the number of shares of Common Stock of the Issuer reported as being issuable upon exercise of the Warrants in Rows 6, 8 and 9 of the cover page for each reporting person, gives effect to such Beneficial Ownership Limitation.

Based on 21,836,045 shares of Common Stock of the Issuer outstanding as of August 26, 2025 comprised of (a) the 19,654,625 shares of Common Stock of the Issuer outstanding as of August 11, 2025 as set forth in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on August 21, 2025 and (b) the 2,181,420 shares of Common Stock of the Issuer issuable to the Fund after giving effect to the Beneficial Ownership Limitation.

As of the date hereof, the Fund beneficially owned an aggregate of 2,495,813 shares of Common Stock of the Issuer, issuable upon exercise of the Warrants within the next sixty (60) days, after giving effect to the Beneficial Ownership Limitation.

Based on 24,983,121 shares of Common Stock of the Issuer outstanding as of the date hereof comprised of (a) the 22,487,308 shares of Common Stock of the Issuer outstanding as of November 10, 2025 as set forth in the Issuer's Form 10-Q/A filed with the Securities and Exchange Commission on November 17, 2025 and (b) the 2,495,813 shares of Common Stock of the Issuer issuable to the Fund after giving effect to the Beneficial Ownership Limitation.
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,181,420.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,181,420.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Affinity Asset Advisors, LLC: /s/ Andrew Weinstein, Andrew Weinstein, Chief Financial Officer and Chief Compliance Officer (12/03/2025)
- Affinity Healthcare Fund, LP: /s/ Andrew Weinstein, Andrew Weinstein, Chief Financial Officer and Chief Compliance Officer (12/03/2025)